PROXY RESULTS (Unaudited)
Cohen & Steers Global
Income Builder shareholders voted on the following proposals at the annual meeting held on April 30, 2009. The description of each proposal and number of shares voted are as follows:

Common Shares
			Shares Voted	Authority
			    For		Withheld
To Elect Directors
George Grossman	 	 20,127,300 	 629,886
Robert H. Steers	 20,131,294 	 625,893
C. Edward Ward, Jr.	 20,144,390 	 612,797